CLICS, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
CLiCS, LLC
La Jolla, California

We have reviewed the accompanying financial statements of CLiCS, LLC, which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, statements of members' equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
August 19, 2020

CLICS, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 83,148	$ 106,537
Inventory	89,984	-
Prepaid expenses and other current assets	730,697	2,069
TOTAL CURRENT ASSETS	903,829	108,606
PROPERTY AND EQUIPMENT		
Property and equipment, net	128,803	37,027
OTHER ASSETS		
Intangible assets	164,675	71,188
	164,675	71,188
TOTAL ASSETS	$ 1,197,307	$ 216,821

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 255,123	$ 58,152
Credit Cards payable	38,380	7,941
Accurred interest	112,967	-
Convertible note - current portion	2,246,000	-
TOTAL CURRENT LIABILITIES	2,652,470	66,093
LONG-TERM LIABILITIES		
Note payable - related party	10,000	-
TOTAL LONG-TERM LIABILITIES	10,000 -	-
TOTAL LIABILITIES	2,662,470	66,093
MEMBERS' EQUITY		
Members' equity	(1,465,163)	150,728
TOTAL MEMBERS' EQUITY	(1,465,163)	150,728
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,197,307	$ 216,821

See independent accountant's review report and accompanying notes to financial statements.

CLICS, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 18	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	18	-
OPERATING EXPENSES		
Legal and professional	44,100	11,443
Sales and marketing	245,758	220,266
General and administrative	243,839	26,809
Product development	508,573	688,121
Depreciation and amortization	27,730	8,845
Fundraising costs	18,250	-
Management expense	331,278	125,500
Insurance expense	23,342	16,390
Travel, meals and entertainment	59,493	64,177
TOTAL OPERATING EXPENSES	1,502,362	1,161,551
NET OPERATING LOSS	(1,502,344)	(1,161,551)
OTHER EXPENSES		
Interest expense	(113,547)	-
TOTAL OTHER EXPENSES	(113,547)	-
NET INCOME (LOSS)	$ (1,615,891)	$ (1,161,551)

See independent accountant's review report and accompanying notes to financial statements.

CLICS, LLC
STATEMENTS OF MEMBERS' EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	870,432	$ (665,153)	$ 205,279
Contributions	1,107,000	-	$ 1,107,000
Net loss	-	(1,161,551)	$ (1,161,551)
ENDING BALANCE, DECEMBER 31, 2018	**$ 1,977,432**	**$ (1,826,704)**	**$ 150,728**
Contributions	-	-	$ -
Net loss	-	(1,615,891)	$ (1,615,891)
ENDING BALANCE, DECEMBER 31, 2019	**$ 1,977,432**	**$ (3,442,595)**	**$ (1,465,163)**

See independent accountant's review report and accompanying notes to financial statements.

CLICS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,615,891)	$ (1,161,551)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	(27,730)	(8,845)
(Increase) decrease in assets:		
Inventory	(89,984)	-
Prepaid expenses and other current assets	(728,628)	72,931
Increase (decrease) in liabilities:		
Accounts payable	196,971	6,220
Credit cards payable	30,439	(1,909)
Accrued interest	112,967	-
CASH USED FOR OPERATING ACTIVITIES	(2,121,856)	(1,093,154)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(84,139)	(70,791)
Cash used for fixed assets	(73,394)	(28,579)
CASH USED FOR FINANCING ACTIVITIES	(157,533)	(99,370)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	2,246,000	-
Issuance of related party notes payable	10,000	-
Contributions of capital	-	1,107,000
CASH PROVIDED BY INVESTING ACTIVITIES	2,256,000	1,107,000
NET DECREASE IN CASH	(23,389)	(85,524)
CASH AT BEGINNING OF YEAR	106,537	192,061
CASH AT END OF YEAR	$ 83,148	$ 106,537

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 580	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
CLiCS, LLC (the "Company") was incorporated in the State of Delaware on January 26, 2016. The Company was registered in the State of California in 2019. The Company specializes in revolutionary technology for hair coloring that will precisely dispense the perfect color and amount each time to assist in limiting waste in the environment.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to finished goods was $89,984 and as of December 31, 2018 balance was nil.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over fifteen years. Amortization expense for the period ending December 31, 2019, and 2018, was $9,348 and $397, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment and dispensers are depreciated over five years, while computer equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise taxes in the State of California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. **Summary of Significant Accounting Policies (continued)**

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 2019, and 2018 the Company had recognized sales of $18 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial statements.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:	2019	2018
Machinery and equipment	$ 71,550	$ 31,326
Computer equipment	18,636	18,636
Dispensers	60,000	-
	150,186	49,962
Less: Accumulated depreciation	21,383	12,935
Total	$ 128,803	$ 37,027

Depreciation expense for the years ended December 31, 2019, and 2018 were $18,382 and $8,448, respectively.

4. Convertible Notes

The Company has issued several promissory notes. In 2019 thirty-four were issued for a total of $2,246,000 with 8% APRs and maturity dates between June 2020 and December 2020. In 2018, no promissory notes were issued.

5. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $10,000 and nil as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6. Subsequent Events

During 2020, the Company has issued twenty-nine additional promissory notes, totaling $859,000, with 8% interest and maturity dates in December 2020.

During 2020, the Company signed a contract to perform a pilot using their platform with a hair products company. The contract value is $521,495.

The Company has evaluated subsequent events through August 19, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.